FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, February 19, 2020 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the fourth quarter and full year of 2019. All comparisons are with the same period of 2018, except where stated otherwise. All comments related to adjusted EBITDA and gross margin exclude the non-recurring effects from the periods. In addition, starting in 2019, results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases discounted at present value for virtually all lease agreements of our stores. GPA acquired 96.57% of the capital stock of Éxito on November 27, 2019 and hence only December 2019 was consolidated in the 4Q19 and 2019 results.

4Q19 and 2019 EARNINGS RELEASE

Comments below refer to numbers after the application of IFRS 16, except unless otherwise indicated. Grupo Éxito’s operations are included in GPA’s results starting in December 2019.

Focus on food retail and structure simplification

▪         Sale of interest in Via Varejo on the stock exchange in June for R$2.3 billion;

▪         Acquisition of Grupo Éxito, retail leader in Colombia and also present in Uruguay and Argentina, consolidating the Latin America operations;

▪         Strengthening of Corporate Governance, with migration to Novo Mercado approved by B3 on February 14th, 2020.

Transformation and strengthening of the GPA ecosystem

Transformation of the store portfolio to become more in line with market demands:

▪         Acceleration of Assaí expansion with 22 store openings in 2019, a record for one year. Growth of sales area by 20%, reinforcing Assaí’s strategy of consolidation of its nationwide presence;

▪         Conversion of 92 Extra Super stores in the year, totaling 70% of the portfolio that is already converted, resulting in 100 Mercado Extra stores and 28 Compre Bem stores;

▪         Renovation of 20 Pão de Açúcar stores in 2019, reaching 46 stores (40% of sales) in the concept of latest generation stores;

▪         Opening of 10 new Minuto Pão de Açúcar stores, resuming banner expansion. Proximity formats registered sales growth for the seventh consecutive quarter;

▪         Portfolio segmentation of Extra Hiper stores into (i) high performance stores (~80 stores); and (ii) stores mapped for portfolio adjustment, which may result in conversion into Assaí, sale or closure.

Continued progress in omnichannel strategy:

▪         Annual growth above 40% in food e-commerce, driven by the expansion of “Express” (116 stores) and “Click & Collect” (119 stores) delivery models;

▪         Expansion of James Delivery operation to 19 cities, with GMV growth of 446% in the year. Number of orders increased 15-fold from the start of the year;

▪         Creation of Stix Fidelidade, a platform of products and services to earn and redeem points, targeted at the over 50 million loyal customers of GPA and Raia Drogasil, scheduled for launch in 2H20.

Operating and Financial Performance	▪

▪         Solid growth of 14.8% in GPA Consolidated gross sales: R$61.5 billion in the year;

▪         Adjusted EBITDA of GPA Consolidated was R$4.0 billion in the year, up 7.9% from 2018, with margin of 7.0%;

▪         Net income attributable to controlling shareholders of GPA Consolidated reached R$ 790 million in the year, with margin of 1.4%, affected by R$231 million in costs related to the LATAM restructuring.

Leverage		▪ Net Debt/pro forma EBITDA of 1.5x, reflecting the LATAM restructuring, which is expected to decline in the coming years through operational cash generation and possible monetization of assets.

Capex		▪ Maintenance of high capex level in Brazil, amounting to R$2.1 billion in 2019.

Grupo Éxito		▪ Consolidation of the operations of Grupo Éxito in GPA’s results since December 2019, which contributed R$2.4 billion in gross sales and R$266 million in EBITDA of GPA Consolidated figures.

MESSAGE FROM MANAGEMENT

In 2019 we strengthened our presence in the Brazilian market as a multi-business, multi-format and multi-region company as a result of the strategic management of our portfolio, as well as by positioning and adjusting the value proposition of banners and the offering of products and services to match the needs of our clients.

With the divestment of our entire interest in Via Varejo, concluded in June, we focused 100% of our operations on food retail and took an important step in the process of structure simplification of Casino Group, our parent company, in Latin America. The acquisition of 96.57% of the capital stock of Grupo Éxito, which is now part of GPA’s portfolio, expanded our operations to other countries and was carried out with a high level of transparency, enabling the creation of greater value for our stakeholders. GPA has established itself as South America’s largest food retail company by absorbing Grupo Éxito, the retail market leader in Colombia and with operations in Uruguay and Argentina. In this context, we were pleased to receive the approval of the Board of Directors and our shareholders for GPA’s migration to Novo Mercado, the special listing segment of B3. We expect to conclude the Company’s admission in the first quarter of 2020.

We took important strides, despite a challenging economic scenario in which consumption was sharply affected by high unemployment rates: gross sales in Brazil increased 10.2% from the prior year, ending 2019 at R$59.1 billion. The group’s consolidated sales, including Éxito’s results in December, reached R$61.5 billion in the year. We also registered 7.9% growth in EBITDA, which totaled R$4.0 billion, and net income of R$790 million.

We maintained the strong growth of the Assaí banner, with an increase of more than R$ 5 billion in sales and continued growth in customer traffic and market share, despite a strong comparison base, and profitability evolution. With record store openings in a single year, the 22 new stores inaugurated confirm the successful expansion strategy of the model, which is already fully embedded in the routine of Brazilian consumers.

At Multivarejo, we took a major step in building a portfolio that better meets the clients’ needs, as well as reinforce consumers’ power of choice, thus ensuring a better offering of products and services. All in all, 122 stores were renovated, converted or inaugurated in the year, making us more confident for 2020.

Our focus on improving our clients’ shopping experience was materialized with the renovation of Pão de Açúcar stores under the concept of last generation stores, presenting a multi-channel, multi-sensory and multi-solution space. By the end of 2019, the 46 renovated stores already accounted for 40% of the banner’s revenue, delivering significant outstanding performance within the business unit in terms of sales and profitability.

Also noteworthy is the process of conversion of Extra supermarket stores into Compre Bem and Mercado Extra stores, reaching 70% of the business portfolio, matched by significant growth in sales, volume and customers. The Proximity business continues to soar, thanks to its effective value proposition, as evidenced by the continuous increase in sales - seven consecutive quarters of growth - and profitability gains throughout the year.

Our Private-Label Brands, an important pillar of loyalty-building and profitability of our business, had their portfolio completely revamped with the launch of more than 1,500 products and entry into new categories, which increased the share of sales and a more integrated strategy for the Group’s different businesses.

We continue to strengthen the GPA ecosystem and advance in our digital transformation strategy in a continuous process of integrated evolution of online and offline solutions, reaffirming our leadership in the food e-commerce segment, which grows more than 40% in the year.

With innovation present in our DNA, one year after the commercial partnership with the startup Cheftime, we acquired the foodtech in November 2019 and accelerated its development; we also expanded the James Delivery operation to 19 cities and created Brazil’s first retail coalition program - Stix Fidelidade - in partnership with Raia Drogasil, the leader in the Brazilian drugstore market.

As an agent of change in society, we have as our Company’s sustainability guidelines the purpose of promoting conscious consumption and supply, minimizing our environmental impact, contributing with transformations in our entire value chain, valuing our people by promoting inclusion and diversity; and strengthening our relationships and engagement to the society that we are part of. Our initiatives on these fronts are executed through a transparent management whose cornerstone is to integrate sustainability into the Group’s strategy and business model, aiming for economic, social and environmentally sustainable results.

With the conviction that we can and must create positive impact, including the contribution for a more inclusive and representative society, we sought to achieve our commitment to increase the number of employees that are: disabled, over 60 years old, youngsters, women, and of color for leadership positions. As part of our progress on our diversity goals, we reinforced agendas that fight racial discrimination and promote LGBTQIA+ rights. With the goal of advancing towards gender equality, we implemented our Leadership Development Program for Women, reaching more than 200 female managers, and proudly received in 2019 the Women in Leadership Award from Valor Econômico in the retail category, as well as the WEP’s Award (Women’s Empowerment Principles) from ONU Mulheres in the bronze category.

The year 2020 has shown a positive outlook, in light of signs of improvement in the country’s macroeconomic scenario, combined with the results that countless work fronts and the rollout of the strategic business plan will bring to the Company.

This year, we will focus heavily on the hypermarket format, with the project to reformulate the stores’ portfolio. We will maintain Assaí’s expansion plan in full swing, with new organic stores and hypermarkets conversions, and will once again invest in the organic growth of Pão de Açúcar, in addition to the renovation of new stores under the last generation concept, and of Minuto Pão de Açúcar.

All digital transformation fronts will continue in a process that is further integrated with business, guided by the alignment of the four fundamental pillars: profitability, scalability, cost reduction and better customer experience.

To execute this plan, we count on a highly engaged team of more than 110,000 employees, the support of our shareholders, partnerships with our suppliers and the trust of our customers. The relationships we forge are strengthened by our commitment to serve our customers and contribute to society, supporting initiatives with the highest impact and growing in a sustainable manner for the prosperity of all.

Peter Estermann - Chief Executive Officer

1. OPERATING PERFORMANCE BY BUSINESS

Assaí

4Q19

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

(*) Excludes non-recurring effects. In 4Q18, these effects amounted to R$145 million in Assaí, comprising R$78 million in credits related entirely to 9M18 (therefore, non-recurring in the quarter and recurring in the year 2018) and R$67 million in credits related to periods prior to 2018, non-recurring in the quarter and in the year, which complements the amounts already recorded.

For another quarter, Assaí registered strong growth in gross revenue, which amounted to R$ 8.7 billion (+19.7%), driven by solid performance resulted from the largest expansion in Assaí´s history (22 stores inaugurated in 2019), as well as “same-store” performance.

Gross profit amounted to R$ 1.4 billion, with margin of 17.1%, following the trend of previous quarters, reflecting the: (i) accelerated maturation of stores inaugurated in previous years; (ii) concentration of store openings in regions where Assaí already operates; (iii) one of the lowest historical levels of shrinkage; and (iv) appropriate commercial management, and the channel’s appeal to its target audience, which includes companies and individuals.

Selling, general and administrative expenses increased at a lower rate than revenue growth despite the highest number of inaugurations ever done by the banner in a single quarter: 13 stores in 11 different States.

Following the growth trend seen in recent quarters, adjusted EBITDA totaled R$ 624 million, a robust growth of 39.8%, and margin rose 110 bps to 7.8%. Adjusted EBITDA before IFRS stood at R$ 563 million and margin of 7.0%, reflecting the consistently strong results throughout the year.

2019

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

(*) Excludes non-recurring effects. In 2018, these effects amounted to R$436 million in Assaí, comprising R$369 million from the reversal of the provision for ICMS ST tax credits related to periods before 2018 in 2Q18 and R$67 million of additional credits recorded in 4Q18.

The year of 2019 was another year of success for Assaí, reaffirming the strength of its business model. The format expanded its relevance for the Group, accounting for more than 51% of GPA’s sales in Brazil.

The excellent performance of the stores’ expansion, combined with optimal positioning and successful commercial policy resulted in an increase of more than 3x in sales in the last 5 years, with market share expanding to 28.5% (+750 bps in the period), contributing to the growth of the wholesale format in the country.

Revenue in 2019 reached R$ 30.4 billion (+21.9%), an addition of approximately R$5.5 billion in the year, driven by the excellent performance of the 22 stores inaugurated in the year and the maturation of previous expansions, as well as the “same-store” growth of 6.3%, despite the strong comparison base in 2018 (+8.3%).

Gross margin reached 16.5%, mainly reflecting the maturation of stores resulting from the expansion in recent years.

Selling, general and administrative expenses remained stable as a ratio of net sales (9.6%), despite the 22 new stores and the format’s entry into 3 new states (Tocantins, Amapá and Rondônia), thanks to the strict control of expenses and productivity gains.

As a result, Adjusted EBITDA totaled R$1.9 billion in 2019, an increase of R$396 million in the year (+25.5%) and margin of 7.0%. EBITDA before IFRS amounted to R$ 1.7 billion and margin was 6.3%, achieving the guidance disclosed early in the year.

Priorities for the coming years:

1)     Consolidation of Assaí’s nationwide footprint

▪        Continued accelerated organic expansion, opening approximately 60 new stores in the next 3 years;

▪        ~20 Extra Hiper stores mapped for potential conversion to Assaí, with 5 already expected for 1H20 and another 5 stores for 2H20;

▪        Reach gross revenue target of R$50 billion in 2022.

2)     Financial solutions

▪        Expansion and greater penetration of financial products and services mainly through credit cards and “Passaí” branded POS machine cards.

3)     Operational efficiency

▪        Streamlining of processes and systems to support banner growth;

▪        Continued discipline in expenses, despite strong expansion;

▪        Maintenance of positive working capital.

Multivarejo

4Q19

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

Gross sales amounted to R$ 7.7 billion in 4Q19, impacted by the acceleration of the renovation and refurbishment process of 51 stores in the quarter, as follows: (i) renovation of 18 Pão de Açúcar stores; and (ii) conversion of 33 Extra Super stores, of which 18 were converted into Mercado Extra and 15 into Compre Bem. The main initiatives for sales growth in 2020 are detailed in pages 9 and 10.

In the quarter, gross profit was R$1.7 billion and margin stood at 24.0%, reflecting:

1)      non-recurring effects related to strategic projects that had a one-off impact in 4Q19 (around 170 bps):

▪       large amount of stores being renovated/converted in the quarter (51 stores), which led to an increase in intense promotional activity during the reopening period, as well as shrinkage impacts;

▪       animal protein segment, especially Beef, Poultry and Pig Meat, impacted by drastic changes in market conditions.

2)      other effects (around 160 bps), of which we highlight:

▪     continuation of higher investments in price competitiveness across all formats, especially Black Friday campaigns;

Selling, general and administrative expenses decreased 6.1% in the quarter, down 80 bps as a ratio of net revenue, due to the continued discipline in expenses control, especially marketing expenses, through higher use of digital media and renegotiation of general services agreements.

Adjusted EBITDA totaled R$445 million, with margin of 6.2%. Adjusted EBITDA before IFRS stood at R$200 million and margin came to 2.8%, reflecting the lower gross margin mentioned above. The main initiatives to increase Multivarejo’s profitability in 2020 are detailed in pages 9 and 10.

2019

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

(*) Excludes non-recurring effects. The 2018 effects refer to the sale of a part of the tax credits related to the exclusion of ICMS from the PIS/COFINS calculation base in the net amount of R$45 million in 2Q18.

Gross sales totaled R$28.7 billion in the year, similar to 2018. The year of 2019 was challenging for Multivarejo, with economic recovery slower than expected along the year. One of the noteworthy strategic pillars in 2019 was the accelerated optimization of the stores’ portfolio to become better aligned with consumers’ needs, with significant performance improvements in the Pão de Açúcar G7, Mercado Extra, Compre Bem, Proximity and food e-commerce formats, ensuring a better offering of products and services, and strengthening consumers’ power of choice. The main initiatives to increase sales are detailed on pages 10 and 11.

Gross profit totaled R$7.0 billion and margin stood at 26.3%, mainly due to investments throughout the year to drive competitiveness in all formats and the non-recurring effects of 4Q19, as described previously.

Selling, general and administrative expenses declined 1.3% to R$5.3 billion, stemming from the continuous focus on expense control.

Adjusted EBITDA totaled R$1.9 billion, with margin of 7.2% Adjusted EBITDA before IFRS totaled R$1.1 billion, with margin of 4.3%. The main initiatives to increase Multivarejo’s profitability in 2020 are detailed on pages 9 and 10.

Digital Transformation

E-commerce:

▪        In the year, e-commerce grew above 40%, reflecting the expansion of the “Express” (116 stores) and “Click & Collect” (119 stores) delivery models, as well as the advance of the traditional model with the opening of the first e-store in Rio de Janeiro. With this move, online sales already represent approximately 6% of sales revenue at Pão de Açúcar;

▪        James Delivery ended the year with presence in 19 cities after starting operations in Aracajú, Brasília, Cuiabá, João Pessoa, Uberlândia and Fortaleza. Another highlight was the strong GMV growth of 446% in the year, and the 15-fold increase in number of orders from the start of the year;

▪        Pão de Açúcar Adega: more than 1 million wine bottles sold in the online segment in 2019, a 60% increase compared to the prior year, reflecting the strong penetration of this shopping model among consumers.

▪        As a result of not just the pioneering spirit but also the consistent implementation of the digital strategy, GPA continues to lead the food e-commerce segment, with more than 70% of market share according to Nielsen.

Loyalty Programs:

▪        The “Cliente Mais” and “Clube Extra” loyalty programs reached more than 20 million loyal customers, 14% more than in 2018. Moreover, the number of downloads of the apps has surpassed 11 million, up 48% from 2018, and accounted for more than 20% of Multivarejo’s sales and 50% of online sales;

▪        Creation of Stix Fidelidade – a pioneering loyalty alliance with Raia Drogasil – a platform of products and services to accrue and redeem points that will offer accessible and frequently redeemable rewards to the more than 50 million loyal GPA and RD customers. Brazil's antitrust authority CADE formally approved the operation in January 2020 and the back office development is underway.

Innovation:

▪        Acquisition of Cheftime, a pioneering startup in the foodtech segment that offers meal kits, as well as ready-to-eat and semi-cooked meals, combining its commitment to offer unique solutions to customers with the expertise and speed of a foodtech. The partnership started in 2018 and, in the year, the foodtech sold more than 200,000 meals and was present in 200 brick-and-mortar stores and in the e-commerce. There was also the inauguration of the Cheftime by Pão de Açúcar cooking school, where consumers can exchange their points for cooking classes through the loyalty programs;

▪        14 food startups entered the shelves of more than 180 stores and sold more than 300,000 units, including the success case of the burger of the future, which already represents more than 30% of frozen burger sales at Pão de Açúcar stores in São Paulo. In addition, 25 proofs of concept and pilot projects were executed to solve back-office challenges and automate processes.

Main drivers to increase Multivarejo’s sales and profitability in 2020:

1)     Sales initiatives in 2020:

Immediate effect starting in 1Q20:

▪        Maturation of Compre Bem, Mercado Extra and Pão de Açúcar stores, which were renovated and converted on a higher level in 2H19. These stores represent up to 20% of Multivarejo’s revenue;

▪        Continued double-digit growth in the Proximity formats, which account for 15% of Multivarejo’s sales, approximately;

▪        Continued growth of food e-commerce, which represents more than 5% of revenue from the stores that operate under the Express format (shipping from store);

▪        Increase in communication and promotional intensity in Extra Hiper formats on regions with high competitiveness levels, stimulating promotions in categories that increase store traffic, as well as exploring the main quarter’s seasonality.

▪        Participation expansion of Private-label Brands products in Multivarejo’s total sales, with an above double-digit estimated growth, through a variety of quality and low-priced products. The goal for the Private-label Brands is to increase its sales participation from 12.7% to 20% in Multivarejo’s food category until the end of the year.

Gradual effect starting in 2Q20:

▪        Revision of value proposition in the non-food segment and new contractual models to negotiate with suppliers starting in Jan/20;

▪        Restructure the price policies of Extra Hiper stores, with segmentation according to the target audience of each store;

▪        Stockout reduction by implementation of new systems for logistical support, as well as review the parameters in the end-to-end flow of merchandise, and adjust demand.

2)      Profitability Initiatives for 2020

Immediate effect starting in 1Q20:

▪        Maturation of refurbishments and conversions of Compre Bem, Mercado Extra and Pão de Açúcar stores: +30 bps.

▪        Shrinkage reduction plans focused on assortment reduction and integration with supply practices at the stores: +50 bps.

▪        Cost control management, maintaining SG&A levels on sales.

Effect starting in 2Q20 until 4Q20:

▪        Revision of value proposition in the Non-Food segment and new contractual models to negotiate with suppliers beginning in Jan/20: +30 bps.

▪        Administrative cost reduction (20 bps) and continued control of sales expenses, without impacting customer service;

▪        Revision of Extra Hiper stores’ portfolio:

o   ~20 stores mapped for conversion into Assaí stores, with approximately 5 stores already expected for 1H20 and another 5 stores for 2H20. These 10 stores represent approximately 3% of Multivarejo’s sales, with potential for positive EBITDA impact of approximately 10bps;

o   ~80 high performance stores, in which the priority will be on strengthening its competitive advantages, such as fresh perishable and non-food products, assortment reduction, higher penetration of private-label brands, and higher digital presence in order to drive profitability value proposition for the customer;

o   ~10 stores mapped for potential sale.

▪        Additional renovation of 20 Pão de Açúcar stores to next generation concepts, with 3 stores on 2Q20, 7 stores on 3Q20 and 10 stores on 4Q20;

▪        Expansion of 5-10 new Pão de Açúcar stores starting in 2Q20;

▪        Expansion of 20-30 new Minuto Pão de Açúcar stores starting in 2Q20;

▪        Completion of conversion of Extra Super into Mercado Extra units, with 5 stores in 2Q20, 25 stores in 3Q20 and 20 stores in 4Q20.

Grupo Éxito

4Q19 | 2019 – Accounting Analysis

GPA concluded the acquisition of 96.57% of Éxito’s capital stock on November 27, 2019. Hence, only December 2019 was included in the 4Q19 and 2019 results.

The main contributions from Grupo Éxito to GPA results were:

▪        Gross sales of R$2.4 billion

▪        Gross profit of R$602 million, equivalent to 28.0%, which adds 20 bps to GPA Consolidated’s gross margin;

▪        Adjusted EBITDA of R$266 million, with elevated margin of 12.4%.

2019 – Pro Forma 12 Months Vision

Grupo Éxito’s net revenue totaled R$18.4 billion in the year, driven by better sales performance in Colombia in the last 3 years, with growth of 4% in local currency, as a result of: (i) the solid performance of innovative Wow, Fresh Market and Surtimayorista formats; (ii) the strong growth of omni-channel operations; and (iii) the strengthening of digital transformation activities.

Adjusted EBITDA totaled R$1.5 billion, with margin of 8.3%, mainly driven by the results in Colombia.

Outlook for 2020:

Colombia

▪        20 to 24 stores (from openings, conversions and remodeling), including at least 6 to 7 Éxito WOW, 6 to 7 Carulla FreshMarket and 8 to 10 Surtimayorista stores;

▪        Revenue growth from retail and complementary businesses;

▪        Over 50% of total sales benefited by innovative activities, WOW, FreshMarket, Cash & Carry and omnichannel;

▪        Recurring EBITDA margin at least in line with the level posted in 2019;

▪        Capex: approximately COP$400,000 million focused on store optimizations, innovation, digital transformation and real estate.

 Uruguay

▪        4 to 6 stores (from openings, conversions and remodeling), including 2 to 3FreshMarket and 2 to 3 Express stores;

▪        Recurring EBITDA margin at least in line with the level posted in 2019.

 Argentina

▪        Strengthening of FreshMarket concept with 2 to 3 stores (from openings, conversions and refurbishments).

▪        Developing of casual leasing at current real estate portfolio.

II. OTHER INCOME AND EXPENSES

In the quarter, the “Other Income and Expenses” line was an expense of R$227 million, mainly related to: (i) expenses with restructuring in Brazilian operations and expenses due to the acquisition of Grupo Éxito; (ii) tax contingencies; and (iii) results from property and equipment. In the year, the “Other Income and Expenses” line was an expense of R$459 million - the increase from last year was mostly due to the integration of Latin American assets.

III. FINANCIAL RESULT

In 4Q19, net financial result of GPA Consolidated was R$ 442 million, equivalent to 2.6% of net revenue. The main amount is related to financial expenses of R$361 million, composed mostly of expenses related to funding for the acquisition of Grupo Éxito.

Considering the Brazilian Food segment, financial result came to R$250 million in 4Q19, equivalent to 1.7% of net revenue, stable in relation to 4Q18. The main variations were:

▪        Financial Income: the reduction vs. 4Q18 was due to positive one-off effects related to restatement last year;

▪        Cost of debt: lowest level vs. 4Q18 due to a drop in interest rates;

▪        Sales of receivables: lower volume of receivables discounted than in 4Q18 and lower CDI rate in the period;

▪        Variations in contingencies and other expenses: similar to in 4Q18.

Due to the adoption of IFRS 16, the financial result now includes Interest on lease liability. In the quarter, a sum of R$ 164 million was recognized under this line.

In 2019, net financial result of GPA Consolidated came to an expense of R$ 1.2 billion, representing 2.1% of net revenue. The main components are related to higher financial income resulting from the higher cash position after Via Varejo’s sale of interest in June and the increase in the cost of debt due to the funding operation to acquire interest in Grupo Éxito.

IV. NET INCOME

 (*) Excludes non-recurring effects. In 4Q18, these effects amounted to R$145 million in Assaí comprising R$78 million in credits related entirely to 9M18 (therefore, non-recurring in the quarter and recurring in the year 2018) and R$67 million in credits from periods prior to 2018, non-recurring in the quarter and in the year, which complements the amounts already recorded.

(*) Excludes non-recurring effects. In 2018, these effects amounted to R$436 million in Assaí, composed of R$369 million of reversal of provision of ICMS ST tax credits related to periods before 2018 in 2Q18 and R$67 million of additional credits recorded in 4Q18. At Multivarejo, the 2018 effects are due to the sale of a part of the tax credits related to the exclusion of ICMS from the PIS/COFINS calculation base in the net amount of R$45 million in 2Q18.

Net income attributable to controlling shareholders of GPA Consolidated in the year reached R$790 million, with margin of 1.4%, affected by R$231 million of costs related to the LatAm restructuring. In the quarter, this line totaled R$84 million, with margin of 0.5%.

Considering the Brazilian Food segment, net income attributable to controlling shareholders in 2019 totaled R$1.1 billion, up 34.1%, with margin of 2.0%. In the quarter, this line stood at R$266 million, with margin of 1.8%.

V. NET DEBT

To calculate the indicators in the table below, the Company does not consider the lease liabilities related to IFRS 16.

(1) EBITDA before IFRS 16 in the last 12 months. For 2019, pro forma Adjusted EBITDA was used, i.e., considering 12 months of consolidation of Grupo Éxito operations.

Net debt adjusted by the balance of unsold receivables totaled R$6.1 billion for GPA Consolidated, equivalent to 1.5x net debt/pro forma(1) adjusted EBITDA, mainly reflecting the funding operation earmarked to acquire control of Grupo Éxito. The higher leverage is in line with the Company’s plan due to the Latin American restructuring and remains at an adequate level.

At the end of the year, cash balance was R$7.9 billion, plus the balance of unsold receivables of R$66 million, totaling R$8.0 billion in cash and equivalents.

VI. INVESTMENTS

In 4Q19, investments in Brazil totaled R$450 million, net of asset sale, which went towards the expansion of 13 Assaí stores, conversion of 33 Extra Super into 18 Mercado Extra and 15 Compre Bem stores, renovation of 18 Pão de Açúcar stores and opening of 7 Minuto Pão de Açúcar stores.

In the year, the amount invested in Brazil totaled R$2.1 billion, which supported the strategy of optimizing and strengthening the portfolio through the expressive opening of 22 Assaí stores, renovation of 20 Pão de Açúcar stores, inauguration of 10 Minuto Pão de Açúcar stores and conversion of 92 Extra Super stores (77 Mercado Extra and 15 Compre Bem stores). Moreover, another 9 stores have started constructions and will be inaugurated in 2020, representing an investment of R$81 million.

VII. STORE PORTFOLIO CHANGES BY BANNER - BRAZIL

VIII. CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet

BALANCE SHEET

ASSETS

(R$ million)	Consolidated 12.31.2019	Consolidated 12.31.2018	Food Businesses 12.31.2019	Food Businesses 12.31.2018	Grupo Éxito 12.31.2019
Current Assets	**19,892**	**40,851**	**13,263**	**13,897**	**6,590**
Cash and Marketable Securities	7,954	4,369	4,773	4,369	3,150
Accounts Receivable	727	384	423	384	303
Credit Cards	66	92	66	92	0
Sales Vouchers and Trade Account Receivable	527	196	197	196	330
Allowance for Doubtful Accounts	(32)	(5)	(6)	(5)	(27)
Resulting from Commercial Agreements	166	101	166	101	-
Inventories	8,625	5,909	6,206	5,909	2,418
Recoverable Taxes	1,627	679	1,210	679	417
Noncurrent Assets for Sale	218	29,018	171	2,065	47
Prepaid Expenses and Other Accounts Receivables	741	491	480	491	256
Noncurrent Assets	**38,101**	**21,138**	**23,022**	**23,967**	**15,030**
Long-Term Assets	4,340	4,045	4,138	4,048	206
Accounts Receivables	1	4	1	4	-
Credit Cards	1	4	1	4	-
Recoverable Taxes	2,703	2,745	2,703	2,745	-
Deferred Income Tax and Social Contribution	355	298	338	301	17
Amounts Receivable from Related Parties	104	34	41	34	68
Judicial Deposits	795	776	795	776	-
Prepaid Expenses and Others	382	188	261	188	121
Investments	749	203	291	203	459
Investment Properties	2,863	20	-	20	2,863
Property and Equipment	22,709	14,053	15,660	14,150	7,045
Intangible Assets	7,440	2,817	2,933	5,546	4,457
TOTAL ASSETS	**57,993**	**61,989**	**36,285**	**37,865**	**21,620**

LIABILITIES

	Consolidated 12.31.2019	Consolidated 12.31.2018	Food Businesses 12.31.2019	Food Businesses 12.31.2018	Grupo Éxito
Current Liabilities	**23,136**	**37,586**	**15,885**	**13,813**	**7,252**
Suppliers	14,887	9,246	9,676	9,246	5,208
Loans and Financing	1,202	916	904	916	298
Debentures	2,287	1,068	2,287	1,068	-
Lease Liability	937	507	641	512	296
Payroll and Related Charges	980	686	685	686	293
Taxes and Social Contribution Payable	531	370	310	370	220
Dividends Proposed	168	57	156	57	52
Financing for Purchase of Fixed Assets	231	149	180	149	51
Debt with Related Parties	214	143	152	239	58
Advertisement	25	59	25	59	-
Provision for Restructuring	6	10	6	10	0
Unearned Revenue	365	250	238	250	101
Non-current Assets Held for Sale	0	23,874	-	-	0
Others	1,301	252	625	252	676
Long-Term Liabilities	**21,344**	**11,242**	**11,918**	**11,886**	**9,324**
Loans and Financing	1,130	313	1,084	313	46
Debentures	9,576	3,078	2,438	3,078	7,138
Lease Liability	7,730	5,280	6,159	5,302	1,571
Deferred Income Tax and Social Contribution	747	523	312	1,099	433
Tax Installments	376	471	375	471	1
Provision for Contingencies	1,305	1,235	1,197	1,328	108
Unearned Revenue	26	13	26	13	-
Provision for loss on investment in Associates	386	279	286	233	1
Others	68	49	41	49	27
Shareholders' Equity	**13,513**	**13,160**	**8,482**	**12,166**	**5,044**
Attributed to controlling shareholders	**10,943**	**10,235**	**8,482**	**11,031**	**2,477**
Capital	6,857	6,825	6,857	6,825	-
Capital Reserves	448	414	448	414	-
Profit Reserves	3,531	3,063	1,070	3,859	2,243
Other Comprehensive Results	107	(66)	107	(66)	235
Minority Interest	2,571	2,925	(0)	1,135	2,566
TOTAL LIABILITIES	**57,993**	**61,989**	**36,285**	**37,865**	**21,620**

Income Statement for 4Q19 – After IFRS 16

R$ - Million	Consolidated [2] 4Q19	Consolidated [2] 4Q18	Consolidated [2] Δ	Food Business - Brazil [1] 4Q19	Food Business - Brazil [1] 4Q18	Food Business - Brazil [1] Δ	Grupo Éxito 4Q19
Gross Revenue	**18,926**	**15,237**	**24.2%**	**16,486**	**15,237**	**8.2%**	**2,408**
Net Revenue	**17,321**	**14,012**	**23.6%**	**15,139**	**14,012**	**8.0%**	**2,151**
Cost of Goods Sold	**(13,596)**	**(10,765)**	**26.3%**	**(12,020)**	**(10,765)**	**11.7%**	**(1,544)**
Depreciation (Logistic)	(42)	(29)	42.0%	(37)	(29)	26.8%	(4)
Gross Profit	**3,683**	**3,217**	**14.5%**	**3,082**	**3,217**	**-4.2%**	**602**
Selling Expenses	(2,314)	(1,741)	32.9%	(1,783)	(1,741)	2.4%	(510)
General and Administrative Expenses	(120)	(313)	-61.8%	(298)	(313)	-4.8%	187
Selling, General and Adm. Expenses	**(2,434)**	**(2,054)**	**18.5%**	**(2,081)**	**(2,054)**	**1.3%**	**(323)**
Equity Income[3]	(1)	91	n.d.	30	27	11.8%	(18)
Other Operating Revenue (Expenses)	(227)	(20)	1058.5%	(33)	(20)	70.8%	(193)
Depreciation and Amortization	(416)	(311)	34.0%	(356)	(311)	14.7%	(59)
Earnings before interest and Taxes - EBIT	**605**	**924**	**-34.5%**	**641**	**861**	**-25.5%**	**9**
Financial Revenue	104	104	-0.6%	41	104	-60.9%	63
Financial Expenses	(546)	(316)	72.7%	(291)	(316)	-8.0%	(255)
Net Financial Result	**(442)**	**(212)**	**108.8%**	**(250)**	**(212)**	**18.1%**	**(192)**
Income (Loss) Before Income Tax	**163**	**712**	**-77.1%**	**391**	**649**	**-39.7%**	**(183)**
Income Tax	(57)	(168)	-66.3%	(116)	(168)	-30.9%	57
Net Income (Loss) Company - continuing operations	106	544	-80.5%	275	481	-42.8%	(126)
Net Result from discontinued operations	(9)	(204)	-95.7%	(9)	(7)	23.3%	(0)
Net Income (Loss) - Consolidated Company	**98**	**340**	**-71.4%**	**266**	**473**	**-43.8%**	**(126)**
Net Income (Loss) - Controlling Shareholders - continuing operations[4]	93	544	-82.9%	275	481	-42.8%	(139)
Net Income (Loss) - Controlling Shareholders - discontinued operations[4]	(9)	(105)	-91.3%	(9)	(7)	23.3%	(0)
Net Income (Loss) - Consolidated Controlling Shareholders[4]	84	439	-80.8%	266	473	-43.8%	**(139)**
Minority Interest - Non-controlling - continuing operations	13	-	n.d.	0	-	n.d.	13
Minority Interest - Non-controlling - discontinued operations	(0)	(99)	-99.8%	(0)	0	n.d.	-
Minority Interest - Non-controlling - Consolidated	**13**	**(99)**	**n.d.**	**(0)**	**0**	**n.d.**	**13**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**1,063**	**1,264**	**-15.9%**	**1,035**	**1,200**	**-13.8%**	**73**
Adjusted EBITDA [5]	**1,290**	**1,284**	**0.5%**	**1,068**	**1,220**	**-12.4%**	**266**
Adjusted EBITDA ex non recurring effects[5][*]	**1,290**	**1,139**	**13.3%**	**1,068**	**1,075**	**-0.6%**	**266**

% of Net Revenue	Consolidated [2] 4Q19	Consolidated [2] 4Q18	Food Business - Brazil [1] 4Q19	Food Business - Brazil [1] 4Q18	Grupo Éxito 4Q19
Gross Profit	**21.3%**	**23.0%**	**20.4%**	**23.0%**	**28.0%**
Selling Expenses	13.4%	12.4%	11.8%	12.4%	23.7%
General and Administrative Expenses	0.7%	2.2%	2.0%	2.2%	8.7%
Selling, General and Adm. Expenses	**14.1%**	**14.7%**	**13.7%**	**14.7%**	**15.0%**
Equity Income[3]	0.0%	0.6%	0.2%	0.2%	0.8%
Other Operating Revenue (Expenses)	1.3%	0.1%	0.2%	0.1%	9.0%
Depreciation and Amortization	2.4%	2.2%	2.4%	2.2%	2.8%
EBIT	**3.5%**	**6.6%**	**4.2%**	**6.1%**	**-0.4%**
Net Financial Revenue (Expenses)	**2.6%**	**1.5%**	**1.7%**	**1.5%**	**8.9%**
Income Before Income Tax	**0.9%**	**5.1%**	**2.6%**	**4.6%**	**8.5%**
Income Tax	0.3%	1.2%	0.8%	1.2%	2.7%
Net Income (Loss) Company - continuing operations	0.6%	3.9%	1.8%	3.4%	5.8%
Net Income (Loss) - Consolidated Company	**0.6%**	**2.4%**	**1.8%**	**3.4%**	**5.9%**
Net Income (Loss) - Controlling Shareholders - continuing operations [4]	0.5%	3.9%	1.8%	3.4%	6.5%
Net Income (Loss) - Consolidated Controlling Shareholders[4]	**0.5%**	**3.1%**	**1.8%**	**3.4%**	**6.5%**
Minority Interest - Non-controlling - continuing operations	0.1%	0.0%	0.0%	0.0%	0.6%
Minority Interest - Non-controlling - Consolidated	**-0.1%**	**-0.7%**	**0.0%**	**0.0%**	**0.6%**
EBITDA	**6.1%**	**9.0%**	**6.8%**	**8.6%**	**3.4%**
Adjusted EBITDA [5]	**7.4%**	**9.2%**	**7.1%**	**8.7%**	**12.4%**
Adjusted EBITDA [5] - ex non recurring effects [*]	**7.4%**	**8.1%**	**7.1%**	**7.7%**	**12.4%**

(1) Food Business - Brazil includes results from Malls and Corporations. (2) Consolidated considers the result of other complementary businesses (3) Equity income includes the FIC result recorded in Multivarejo and consequently in Food Business - Brazil, Cdiscount in Consolidated and the partnership with Bancolombia in Grupo Éxito. (4) Net income after non-controlling interest. (5) Adjusted for Other Operating Income and Expenses.

 (*) Excludes non-recurring effects. In 4Q18, these effects totaled R$ 145 million in Assaí, comprising R$ 78 million of credits fully related to 9M18 (therefore non-recurring in the quarter and recurring in 2018), and R$ 67 million of credits related to periods prior to 2018, of a non-recurring nature in the quarter and year, in addition to the amounts already recorded.

Income Statement for 4Q19 – Before IFRS 16

(1) Food Business - Brazil includes results from Malls and Corporations. (2) Consolidated considers the result of other complementary businesses (3) Equity income includes the FIC result recorded in Multivarejo and consequently in Food Business - Brazil, Cdiscount in Consolidated and the partnership with Bancolombia in Grupo Éxito. (4) Net income after non-controlling interest. (5) Adjusted for Other Operating Income and Expenses.

 (*) Excludes non-recurring effects. In 4Q18, these effects totaled R$ 145 million in Assaí, comprising R$ 78 million of credits fully related to 9M18 (therefore non-recurring in the quarter and recurring in 2018), and R$ 67 million of credits related to periods prior to 2018, of a non-recurring nature in the quarter and year, in addition to the amounts already recorded.

Income Statement for 2019 – After IFRS 16

R$ - Million	Consolidated (2) 2019	Consolidated (2) 2018	Δ	Food Business - Brazil (1) 2019	Food Business - Brazil (1) 2018	Δ	Grupo Éxito 2019
Gross Revenue	**61,543**	**53,615**	**14.8%**	**59,101**	**53,615**	**10.2%**	**2,408**
Net Revenue	**56,635**	**49,388**	**14.7%**	**54,451**	**49,388**	**10.3%**	**2,151**
Cost of Goods Sold	**(44,304)**	**(37,656)**	**17.7%**	**(42,725)**	**(37,656)**	**13.5%**	**(1,544)**
Depreciation (Logistic)	(147)	(124)	18.7%	(142)	(124)	15.1%	(4)
Gross Profit	**12,185**	**11,608**	**5.0%**	**11,584**	**11,608**	**-0.2%**	**602**
Selling Expenses	(7,431)	(6,553)	13.4%	(6,879)	(6,553)	5.0%	(510)
General and Administrative Expenses	(923)	(1,049)	-12.0%	(1,101)	(1,049)	5.0%	187
Selling, General and Adm. Expenses	**(8,354)**	**(7,602)**	**9.9%**	**(7,980)**	**(7,602)**	**5.0%**	**(323)**
Equity Income(3)	(10)	28	n.d.	107	79	35.8%	(18)
Other Operating Revenue (Expenses)	(459)	(202)	126.8%	(259)	(202)	28.0%	(200)
Depreciation and Amortization	(1,413)	(1,202)	17.6%	(1,353)	(1,202)	12.5%	(59)
Earnings before interest and Taxes - EBIT	**1,949**	**2,630**	**-25.9%**	**2,100**	**2,681**	**-21.7%**	**3**
Financial Revenue	449	231	94.0%	356	231	54.2%	92
Financial Expenses	(1,655)	(1,291)	28.1%	(1,355)	(1,291)	4.9%	(300)
Net Financial Result	**(1,206)**	**(1,060)**	**13.8%**	**(998)**	**(1,060)**	**-5.8%**	**(208)**
Income (Loss) Before Income Tax	**742**	**1,570**	**-52.7%**	**1,101**	**1,621**	**-32.0%**	**(205)**
Income Tax	(254)	(414)	-38.5%	(321)	(414)	-22.4%	64
Net Income (Loss) Company - continuing operations	488	1,156	-57.8%	780	1,207	-35.3%	(141)
Net Result from discontinued operations	348	130	167.5%	312	(72)	n.d.	(0)
Net Income (Loss) - Consolidated Company	**836**	**1,286**	**-35.0%**	**1,092**	**1,135**	**-3.7%**	**(141)**
Net Income (Loss) - Controlling Shareholders - continuing operations(4)	475	1,156	-58.9%	780	1,207	-35.3%	(154)
Net Income (Loss) - Controlling Shareholders - discontinued operations(4)	315	(6)	n.d.	**312**	**(72)**	n.d.	(0)
Net Income (Loss) - Consolidated Controlling Shareholders(4)	**790**	**1,151**	**-31.3%**	**1,092**	**1,135**	**-3.7%**	**(154)**
Minority Interest - Non-controlling - continuing operations	13	-	n.d.	-	-	n.d.	13
Minority Interest - Non-controlling - discontinued operations	33	136	-76.0%	(0)	0	n.d.	-
Minority Interest - Non-controlling - Consolidated	**46**	**136**	**-66.4%**	**(0)**	**0**	**n.d.**	**13**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**3,509**	**3,956**	**-11.3%**	**3,595**	**4,007**	**-10.3%**	**67**
Adjusted EBITDA (5)	**3,967**	**4,158**	**-4.6%**	**3,853**	**4,209**	**-8.4%**	**266**
Adjusted EBITDA ex non recurring effects(5)(*)	**3,967**	**3,677**	**7.9%**	**3,853**	**3,728**	**3.4%**	**266**

% of Net Revenue	Consolidated (2) 2019	Consolidated (2) 2018	Food Business - Brazil (1) 2019	Food Business - Brazil (1) 2018	Grupo Éxito 2019
Gross Profit	**21.5%**	**23.5%**	**21.3%**	**23.5%**	**28.0%**
Selling Expenses	13.1%	13.3%	12.6%	13.3%	23.7%
General and Administrative Expenses	1.6%	2.1%	2.0%	2.1%	8.7%
Selling, General and Adm. Expenses	**14.8%**	**15.4%**	**14.7%**	**15.4%**	**15.0%**
Equity Income(3)	0.0%	0.1%	0.2%	0.2%	0.8%
Other Operating Revenue (Expenses)	0.8%	0.4%	0.5%	0.4%	9.3%
Depreciation and Amortization	2.5%	2.4%	2.5%	2.4%	2.8%
EBIT	**3.4%**	**5.3%**	**3.9%**	**5.4%**	**-0.1%**
Net Financial Revenue (Expenses)	**2.1%**	**2.1%**	**1.8%**	**2.1%**	**9.7%**
Income Before Income Tax	**1.3%**	**3.2%**	**2.0%**	**3.3%**	**9.5%**
Income Tax	0.4%	0.8%	0.6%	0.8%	3.0%
Net Income (Loss) Company - continuing operations	0.9%	2.3%	1.4%	2.4%	6.5%
Net Income (Loss) - Consolidated Company	**1.5%**	**2.6%**	**2.0%**	**2.3%**	**6.5%**
Net Income (Loss) - Controlling Shareholders - continuing operations (4)	0.8%	2.3%	1.4%	2.4%	7.1%
Net Income (Loss) - Consolidated Controlling Shareholders(4)	**1.4%**	**2.3%**	**2.0%**	**2.3%**	**7.2%**
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.6%
Minority Interest - Non-controlling - Consolidated	**0.1%**	**0.3%**	**0.0%**	**0.0%**	**0.6%**
EBITDA	**6.2%**	**8.0%**	**6.6%**	**8.1%**	**3.1%**
Adjusted EBITDA (5)	**7.0%**	**8.4%**	**7.1%**	**8.5%**	**12.4%**
Adjusted EBITDA (5) - ex non recurring effects (*)	**7.0%**	**7.4%**	**7.1%**	**7.5%**	**12.4%**

(1) Food Business - Brazil includes results from Malls and Corporations. (2) Consolidated considers the result of other complementary businesses (3) Equity income includes the FIC result recorded in Multivarejo and consequently in Food Business - Brazil, Cdiscount in Consolidated and the partnership with Bancolombia in Grupo Éxito. (4) Net income after non-controlling interest. (5) Adjusted for Other Operating Income and Expenses.

(*) Excludes non-recurring effects. In 2018, these effects totaled R$ 436 million in Assaí, comprising R$ 369 million reversal of the provision for ICMS ST credits related to periods prior to 2018 in 2Q18 and R$ 67 million in addition to these credits in 4Q18. In Multivarejo, the effects of 2018 refer to the sale to third parties of part of the tax credits related to the exclusion of ICMS from the PIS / COFINS calculation bases, in the net amount of R$ 45 million made in 2Q18.

Income Statement for 2019 – Before IFRS 16

R$ - Million	Consolidated [2] 2019	Consolidated [2] 2018	Δ	Food Business - Brazil [1] 2019	Food Business - Brazil [1] 2018	Δ	Grupo Éxito 2019
Gross Revenue	61,543	53,615	14.8%	59,101	53,615	10.2%	2,408
Net Revenue	56,635	49,388	14.7%	54,451	49,388	10.3%	2,151
Cost of Goods Sold	(44,456)	(37,785)	17.7%	(42,872)	(37,785)	13.5%	(1,549)
Depreciation (Logistic)	(54)	(48)	13.0%	(50)	(48)	2.9%	(4)
Gross Profit	12,125	11,556	4.9%	11,530	11,555	-0.2%	597
Selling Expenses	(8,274)	(7,297)	13.4%	(7,697)	(7,297)	5.5%	(534)
General and Administrative Expenses	(932)	(1,057)	-11.8%	(1,110)	(1,057)	5.0%	186
Selling, General and Adm. Expenses	(9,206)	(8,354)	10.2%	(8,807)	(8,354)	5.4%	(348)
Equity Income[3]	(10)	28	n.d.	107	74	44.3%	(18)
Other Operating Revenue (Expenses)	(420)	(215)	95.2%	(220)	(215)	2.0%	(200)
Depreciation and Amortization	(966)	(840)	15.0%	(931)	(840)	10.9%	(34)
Earnings before interest and Taxes - EBIT	1,523	2,175	-30.0%	1,679	2,220	-24.4%	(2)
Financial Revenue	449	231	94.0%	356	231	54.2%	92
Financial Expenses	(1,002)	(705)	42.1%	(722)	(705)	2.5%	(279)
Net Financial Result	(553)	(473)	16.8%	(366)	(474)	-22.8%	(187)
Income (Loss) Before Income Tax	970	1,702	-43.0%	1,313	1,746	-24.8%	(189)
Income Tax	(328)	(448)	-26.7%	(380)	(449)	-15.3%	49
Net Income (Loss) Company - continuing operations	642	1,254	-48.8%	933	1,298	-28.1%	(140)
Net Result from discontinued operations	211	(75)	n.d.	312	(29)	n.d.	(0)
Net Income (Loss) - Consolidated Company	853	1,179	-27.6%	1,245	1,269	-1.9%	(140)
Net Income (Loss) - Controlling Shareholders - continuing operations [4]	628	1,252	-49.8%	932	1,298	-28.2%	(153)
Net Income (Loss) - Controlling Shareholders - discontinued operations [4]	265	(61)	n.d.	312	(29)	n.d.	(0)
Net Income (Loss) - Consolidated Controlling Shareholders[4]	894	1,191	-25.0%	1,245	1,269	-1.9%	(153)
Minority Interest - Non-controlling - continuing operations	13	-	n.d.	-	-	n.d.	13
Minority Interest - Non-controlling - discontinued operations	(53)	(14)	271.8%	1	0	16225.4%	-
Minority Interest - Non-controlling - Consolidated	(40)	(14)	181.4%	1	0	16225.4%	13
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	2,543	3,063	-17.0%	2,659	3,108	-14.4%	36
Adjusted EBITDA [5]	2,963	3,278	-9.6%	2,879	3,323	-13.4%	236
Adjusted EBITDA ex non recurring effects[5][*]	2,963	2,797	5.9%	2,879	2,842	1.3%	236

% of Net Revenue	Consolidated [2] 2019	Consolidated [2] 2018	Food Business - Brazil [1] 2019	Food Business - Brazil [1] 2018	Grupo Éxito 2019
Gross Profit	21.4%	23.4%	21.2%	23.4%	27.7%
Selling Expenses	14.6%	14.8%	14.1%	14.8%	24.8%
General and Administrative Expenses	1.6%	2.1%	2.0%	2.1%	8.7%
Selling, General and Adm. Expenses	16.3%	16.9%	16.2%	16.9%	16.2%
Equity Income[3]	0.0%	0.1%	0.2%	0.2%	0.8%
Other Operating Revenue (Expenses)	0.7%	0.4%	0.4%	0.4%	9.3%
Depreciation and Amortization	1.7%	1.7%	1.7%	1.7%	1.6%
EBIT	2.7%	4.4%	3.1%	4.5%	0.1%
Net Financial Revenue (Expenses)	1.0%	1.0%	0.7%	1.0%	8.7%
Income Before Income Tax	1.7%	3.4%	2.4%	3.5%	8.8%
Income Tax	0.6%	0.9%	0.7%	0.9%	2.3%
Net Income (Loss) Company - continuing operations	1.1%	2.5%	1.7%	2.6%	6.5%
Net Income (Loss) - Consolidated Company	1.5%	2.4%	2.3%	2.6%	6.5%
Net Income (Loss) - Controlling Shareholders - continuing operations [4]	1.1%	2.5%	1.7%	2.6%	7.1%
Net Income (Loss) - Consolidated Controlling Shareholders[4]	1.6%	2.4%	2.3%	2.6%	7.1%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.6%
Minority Interest - Non-controlling - Consolidated	0.1%	0.0%	0.0%	0.0%	0.6%
EBITDA	4.5%	6.2%	4.9%	6.3%	1.7%
Adjusted EBITDA [5]	5.2%	6.6%	5.3%	6.7%	11.0%
Adjusted EBITDA [5] - ex non recurring effects [*]	5.2%	5.7%	5.3%	5.8%	11.0%

(1) Food Business - Brazil includes results from Malls and Corporations. (2) Consolidated considers the result of other complementary businesses (3) Equity income includes the FIC result recorded in Multivarejo and consequently in Food Business - Brazil, Cdiscount in Consolidated and the partnership with Bancolombia in Grupo Éxito. (4) Net income after non-controlling interest. (5) Adjusted for Other Operating Income and Expenses.

(*) Excludes non-recurring effects. In 2018, these effects totaled R$ 436 million in Assaí, comprising R$ 369 million reversal of the provision for ICMS ST credits related to periods prior to 2018 in 2Q18 and R$ 67 million in addition to these credits in 4Q18. In Multivarejo, the effects of 2018 refer to the sale to third parties of part of the tax credits related to the exclusion of ICMS from the PIS / COFINS calculation bases, in the net amount of R$ 45 million made in 2Q18.

Income Statement for 2019 – After IFRS 16 – Pro forma

 Considers 12 months of consolidation of Grupo Éxito

(1) Equity income result includes FIC income recorded in Multivarejo and consequently in Food Business - Brasil, Cdiscount in Consolidated and the partnership with Bancolombia in Grupo Éxito (2) Adjusted for Other Operating Income and Expenses.

Cash Flow - Consolidated (*)

(*) Considers 5 months of Via Varejo in 2019 and 12 months in 2018. Considers 1 month of Éxito in 2019.

IX. BREAKDOWN OF SALES BY BUSINESS - BRAZIL

(1) Includes sales from Extra Supermercado, Mercado Extra, Extra Hiper and Compre Bem. (2) Includes sales from Mini Extra and Minuto Pão de Açúcar.

(3) Includes sales from Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

X. BREAKDOWN OF SALES (% of Net Sales) - BRAZIL

XI. IFRS 16

As of January 1, 2019, GPA’s results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases, discounted at present value for virtually all lease agreements of our stores.

The Company opted for full retrospective adoption as if the pronouncement had been adopted since the start of the contracts, in order to show the comparative effects for each past period. As such, operational lease expenses are replaced by depreciation expenses related to the right of use and interest expenses related to the lease liability.

The table below shows the adjustments to reconcile the effects of IFRS 16 for GPA Consolidated and GPA Food in 4Q19 and 2019:

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

 (*) Excludes non-recurring effects. In 4Q18, these effects amounted to R$145 million in Assaí, comprising R$78 million in credits related entirely to 9M18 (therefore, non-recurring in the quarter and recurring in the year of 2018) and R$67 million in credits from periods prior to 2018, non-recurring in the quarter and in the year, which complements the amounts already recorded. In net income, amounts are net of income tax.

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

(*) Excludes non-recurring effects. In 2018, these effects amounted to R$436 million in Assaí, comprising R$369 million of reversal of provision of ICMS ST tax credits related to periods before 2018 in 2Q18 and R$67 million of additional credits recorded in 4Q18. At Multivarejo, the 2018 effects are due to the third-party sale of part of the tax credits related to the exclusion of ICMS from the PIS/COFINS calculation base in the net amount of R$45 million in 2Q18. In net income, amounts are net of income tax.

4Q19 Results Conference Call and Webcast

Thursday, February 20, 2020
10:30 a.m. (Brasília) | 8:30 a.m. (New York) | 1:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3181-8565

Conference call in English (simultaneous translation)
+1 (412) 717-9627 or +1 (844) 204-8942

Webcast: http://www.gpari.com.br

Replay
+55 11 3193-1012
Access code for audio in Portuguese: 1932275#
Access code for audio in English: 1779586#

http://www.gpari.com.br

Investor Relations Contacts

GPA Telephone: 55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

APPENDIX

Company’s Business:

Food – Brazil: Amounts reported refer to the sum of Assaí and Multivarejo operations.

Grupo Éxito: Amounts reported refer to Grupo Éxito’s operations in Colombia, Uruguay and Argentina. GPA concluded the acquisition of 96.57% of the capital stock of Grupo Éxito on November 27, 2019.

Consolidated: Amounts reported refer to the sum of the operations of Food – Brazil, Grupo Éxito, Cdiscount and other businesses of the Company.

Discontinued Activities: Refers to Via Varejo operations until May 2019 and other subsequent effects related to the write-off of investments.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analysis as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise comparability and analysis of results.

Earnings per Share: Diluted earnings per share are calculated as follows:

●         Numerator: profit in the year adjusted by dilutive effects of stock options granted by subsidiaries.

●         Denominator: number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at the market, as applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when their settlement has a dilutive impact on earnings per share.

Same-store growth: Same-store growth, as mentioned in this document, is adjusted by the calendar effect in each period.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 19, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.